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Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016
Media Contact: Lauren Snyder
Tel: +1.212.659.5240

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FIRST QUARTER RESULTS

o	DILUTED EPS OF $1.28 COMPARED TO $1.37 ACHIEVED LAST YEAR
o	ADJUSTED EPS OF $1.26 COMPARED TO $1.12 ACHIEVED LAST YEAR
o	ATLANTIS, PARADISE ISLAND ACHIEVES RECORD NET REVENUE AND EBITDA
o	KERZNER AND THE GOVERNMENT OF THE BAHAMAS ENTER INTO AN
AMENDMENT OF 2003 HEADS OF AGREEMENT THAT INCREASES THE SCOPE OF PHASE III
o	KERZNER COMPLETES THE ISSUANCE OF $230 MILLION OF 2.375% CONVERTIBLE
SENIOR SUBORDINATED NOTES DUE 2024

PARADISE ISLAND, The Bahamas, May 4, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the first quarter of 2004. The Company reported net income in the quarter of $40.8 million, compared to net income of $39.3 million for the same period last year resulting in net income per share of $1.28 compared to $1.37 achieved in the same period last year. Adjusted net income for the quarter was $40.5 million compared to $32.2 million in the same period last year. Adjusted net income per share for the quarter was $1.26 as compared to $1.12 achieved in the same period last year.

Butch Kerzner, Chief Executive Officer of the Company, commented, “I am very pleased to report record first quarter adjusted net income per share for the Company of $1.26, a 13% increase over the same period last year, which is the result of strong performance across all our businesses – Atlantis, Paradise Island, One&Only and the earnings contribution from Mohegan Sun. In particular, the Paradise Island business is off to a great start in 2004 as we achieved EBITDA of $55.4 million, our highest-ever quarterly level of EBITDA, which is 17% above the same period last year. Growth in Paradise Island EBITDA was fueled by strong results from Atlantis as RevPAR increased by 5%, driven by a slight increase in occupancy to 84% and an ADR of $298, our highest average daily room rate in a quarter for this property. The Atlantis Casino also performed very well as a result of strong table volume.”

Butch Kerzner continued, “Against the backdrop of this strong performance, I am very pleased to announce today that we have amended the terms of the 2003 Heads of Agreement with the Government of the Commonwealth of The Bahamas, which will permit us to increase the scope of the Phase III expansion project that was announced in May of last year. The revised Heads of Agreement addresses several key areas of the proposed development, which include a proposed 25% increase in the number of rooms and suites, from 1,200 to 1,500; more than doubling our existing convention and meeting space, adding some 100,000 square feet of new facilities; and an increase in the size of the Marina Village to approximately 65,000 square feet. In addition, the project will include a dramatic expansion of the water and marine-based entertainment attractions that will cater to day visitors (at a charge) in addition to the property’s hotel guests. The revised Heads of Agreement with Government contemplates an investment in The Bahamas for Phase III of approximately $800 million (excluding further expansions to our current timeshare on Paradise Island, Harborside at Atlantis, which together with certain other expenditures will bring the total new investment in The Bahamas to approximately $1 billion).”

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue in the quarter of $148.8 million and EBITDA of $53.4 million as compared to $138.7 million and $44.5 million, respectively, in the same period last year. These record first quarter levels of net revenue and EBITDA were driven by strong trends in the hotel and the casino.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $251 as compared to $239 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 84% at a $298 average daily room rate (“ADR”), which compared to an average occupancy of 83% and ADR of $289 in the same period last year. Business levels were strong throughout the quarter, as Atlantis experienced RevPAR growth in January, February and March of 2%, 7% and 5%, respectively, over the same months in the prior year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop increased by 24% from the same period last year. Table win in the quarter also increased by 24% as table hold percentage was in line with the same period last year. Results in the quarter benefited from both the Michael Jordan Celebrity Invitational golf tournament and overall stronger volumes. Slot volume increased by 4% compared to the same period last year.

The Company and the Government of The Bahamas have agreed to amend their 2003 Heads of Agreement, which will increase the scope of the project as follows:

•	In order to take advantage of the existing and anticipated demand for additional rooms, the number of new rooms has been increased from 1,200 to 1,500. As previously announced, the new hotel will be situated at Pirate’s Cove adjacent to one of the best beach sites on Paradise Island;

•	The Marina Village project has been increased to 65,000 square feet. Marina Village will include four new restaurants and retail space around the Atlantis Marina that will be an attractive destination for all visitors to Nassau and Paradise Island. The Company has received significant interest from prospective third party concessionaires for the proposed new retail space. The additional restaurants will be owned by the Company and will include the return of Cafe Martinique, which is expected to become one of the premier restaurant experiences in the Caribbean. New signature restaurants, to be operated with some of the finest chefs in the world, will further elevate Atlantis’s food and beverage offerings;

•	The new convention and meeting space has been increased from a commitment of 50,000 square feet to approximately 100,000 square feet, including what is expected to be the largest ballroom in the Caribbean. This phase of the expansion is expected to benefit from agreements that have been negotiated between The Bahamas and the United States that will permit companies in the United States to obtain a federal tax deduction for expenses incurred in connection with conventions in The Bahamas. Based on these agreements, the new regulations are expected to go into effect in 2006;

•	Given the success of the first phase of Harborside at Atlantis, a joint venture between the Company and an affiliate of Starwood Hotels & Resorts Worldwide, Inc., the Company plans to develop two additional phases that are expected to add approximately 320 additional timeshare units along the harbor. The second phase of Harborside at Atlantis is expected to add approximately 116 two-bedroom suites.

As part of the revised Heads of Agreement and consistent with its commitments to the Bahamian public, the Government has agreed to the following revisions of certain incentives:

•	The extension of the casino tax concessions that the Company presently enjoys will be further lengthened from eleven years to eighteen years from the completion of the expansion and is expected to be in effect until the end of 2024 (as opposed to 2017);

•	The joint marketing contribution arrangement of $4 million per year from the Government will be extended from the end of 2007 through the end of 2010;

•	An increase will be made in thenumber of work permits available to the Company.

The Company commenced construction of Phase III in August 2003 with the expansion to the One&Only Ocean Club. This expansion, which includes three new luxury villas and additional amenities to the facility, is nearly complete and is expected to be in operation by this summer – approximately three months ahead of schedule.

The Company expects to commence development of Marina Village and the expansion of Harborside at Atlantis in the second quarter of 2004. Marina Village is expected to be completed by the fourth quarter of 2005. The first phase of Harborside at Atlantis, the Company’s current time share, is currently approximately 97% sold. Accordingly, the Company has commenced to pre-sell the second phase of Harborside of Atlantis, which is expected to be completed by the end of 2005. Construction of a future third phase of Harborside at Atlantis will commence once the second phase has been 75% sold.

Additional elements of Phase III include a significant expansion to Atlantis’s existing water-themed attractions, including a new dolphin encounter attraction and an 18-hole golf course on nearby Athol Island, which lies just east of Paradise Island. These additions are expected to allow the Company to extend its business model towards day visitors who travel to Nassau and Paradise Island. Architectural and development planning for these projects has progressed and the Company expects to commence construction late this year. The completion date for Phase III is expected to be Christmas 2006 (exclusive of the third phase of Harborside at Atlantis). The Company’s determination to proceed with the full scope of Phase III is subject to financing and certain other conditions.

Gaming

Connecticut

In the quarter, results in the Company’s Gaming segment were derived from Mohegan Sun, which reported record first quarter slot revenue of $200.9 million, an increase of 11% compared to the same period last year. Slot win per unit per day was $353 for the quarter, a 9% increase compared to the same period last year. In the quarter, Mohegan Sun captured a 51% share of the growing Connecticut slots market, which reported growth of 2% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the Mohegan Sun. The Company recorded equity earnings from TCA of $8.7 million in the quarter as compared to the $8.3 million earned in the same period last year.

United Kingdom

In the quarter, the Company announced that it has been granted a Certificate of Consent from the Gaming Board for Great Britain, which will enable the Company to apply for the transfer of the London Clubs International license in Northampton into its name, and proceed with its plans for a casino in Northampton. The Company expects to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles northwest of London. The development cost is projected at approximately $15 million and the casino facility is expected to open in 2005. The construction of this facility, which is subject to various regulatory approvals, is not expected to commence until the second half of 2004.

In the quarter, the Company announced that it had participated in the formation of BLB Investors, L.L.C. (“BLB”), a joint venture with an affiliate of Starwood Capital Group, L.L.C. (“Starwood”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring Wembley plc (“Wembley”), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States and race tracks in the United Kingdom. Wembley’s United States operations include its flagship property, Lincoln Park in Rhode Island, a greyhound racetrack with 2,273 video lottery terminals. The Company’s current ownership interest in BLB is 37.5%, Starwood’s is 37.5%, and Waterford’s is 25%. BLB has acquired 7,732,500 Wembley shares (representing approximately 22.2% of Wembley’s issued share capital) at a price of 800 pence per share.

On March 30, 2004, BLB announced a cash tender offer of 800 pence for each Wembley share and subsequently increased its offer on April 20, 2004 to 860 pence. This offer values Wembley at $546 million at current exchange rates and in the absence of a higher offer, is expected to be recommended by the Wembley board.

One&Only Resorts

In its One&Only segment, the Company reported net revenue of $30.5 million and EBITDA of $8.5 million in the quarter compared to $16.1 million and $6.5 million, respectively, in the same period last year. The first quarter results reflect growth across all One&Only properties compared to the prior year. Results in the quarter include $9.5 million and $0.9 million of net revenue and EBITDA, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to FIN 46R.

The One&Only Ocean Club continued to show impressive growth. The resort achieved an average occupancy of 82% and an ADR of $906 in the quarter compared to an average occupancy of 78% and an ADR of $881, and posted its eighth consecutive quarter of record RevPAR, in each case compared to the prior year quarter. Future results are expected to benefit from the completion of an expansion that includes three new luxury villas, which are expected to be in operation by the summer of this year.

In the quarter, the One&Only Palmilla was officially re-launched during the first week of February with a star-studded private event to celebrate John Travolta’s 50th birthday, which generated worldwide public relations exposure for the resort. The following week, which included the U.S. President’s Day holiday, marked the first full week of operations for the resort. The resort had a limited opening for selected guests for the New Year and had accepted some guests over the course of January in order to prepare for the official opening of the resort in February. In the quarter, the Company’s share of grand reopening expenses from the One&Only Palmilla, which includes advertising and public relations expenses, was approximately $1.4 million.

The Company earned management and development fees of $4.1 million in the quarter as compared to $2.7 million in the same period last year. Results improved compared to the prior year in Mauritius, the Maldives and Dubai. In particular, business levels in the Maldives and Dubai were outstanding.

In the quarter, direct expenses associated with One&Only Resorts increased by $0.3 million as compared to the same period last year. The increase is primarily attributable to increased personnel added in the third quarter of 2003.

Liquidity

At the end of the quarter, the Company held $61.8 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $488.1 million, comprised primarily of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011, of which $175.0 million has been swapped from fixed to variable rates. These amounts include cash and cash equivalents of $4.7 million and total debt of $87.0 million associated with the One&Only Palmilla, whose financial statements have been consolidated pursuant to FIN 46R. Interest expense in the quarter also includes $1.4 million related to the One&Only Palmilla.

The Company closed the quarter with an undrawn Revolving Credit Facility and has commitments of approximately $254 million available under this credit facility, which is net of an approximate $46 million guaranty in respect of the redevelopment of the One&Only Palmilla. The Company has had preliminary discussions with various banks to enter into a revised amended Revolving Credit Facility that would provide financing for, among other things, the increased scope of the Phase III expansion. The Company expects to enter into an amended Revolving Credit Facility by the third quarter of this year.

Under the Company’s current Revolving Credit Facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla (in accordance with FIN 46R) is not included in the determination of credit statistics used to measure compliance with the Company’s debt covenants pursuant to this agreement.

In the quarter, the Company incurred $37.2 million in capital expenditures, comprised mainly of Paradise Island-related expenditures and $13.5 million from the One&Only Palmilla, whose amounts have been consolidated pursuant to FIN 46R. In the second quarter of 2004, the Company anticipates it will spend between $30 million and $35 million in capital expenditures, mainly on Paradise Island.

In the quarter, the Company advanced approximately $12.6 million to BLB for its acquisition of Wembley shares and rights to additional Wembley shares that together represent a 22.2% equity interest in Wembley by BLB. In the second quarter, the Company advanced approximately $30.1 million to BLB-related entities, which was used in part by BLB to complete the acquisition of its 22.2% equity interest in Wembley, and also to increase the Company’s investment in BLB from 25% to 37.5%.

In the quarter, the Company advanced $3.0 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives.

As of March 31, 2004, shareholders’ equity was $886.1 million and the Company had 30.6 million Ordinary Shares outstanding.

In April 2004, the Company issued $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Income Taxes

In the quarter, the Company recognized income tax expense of $0.2 million, which represents the excess of federal, state and foreign income tax expense net of the release of a portion of the valuation allowance on deferred tax assets. In the quarter, the Company paid cash taxes of approximately $1.8 million, which represents payments due mainly for Connecticut state income taxes and includes $0.6 million of taxes payable that were accrued in 2003.

Other Matters

Investors should note that this earnings release conforms to the presentation of segment information adopted in the consolidated financial statements that were filed as part of the Company’s 2003 Form 20-F. This earnings release reflects the three distinct business segments that management uses to measure the operating performance of the Company. These three business segments are: Destination Resorts, Gaming and One&Only. The Company’s most significant contributor to its profitability is its Destination Resorts segment, which is driven primarily by Atlantis, Paradise Island, the Company’s flagship property. In order to permit comparability to 2003 earnings releases, a reconciliation of the combined Paradise Island operations, which included the results of Atlantis, Paradise Island and One&Only Ocean Club – Paradise Island Summary Segment Data Reconciliation – is attached to this news release.

In the quarter, the Company adopted Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), which requires variable interest entities to be consolidated if certain criteria are met. Under FIN 46R, the Company has determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated. The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004. However, it had no impact on consolidated net income or net income per share.

Conference Call Announcement

The Company will hold a conference call at 9:00 a.m. EST today to discuss these first quarter results and its outlook on the second quarter. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning May 4, 2004 at 1:00 p.m. EST ending at midnight on May 11, 2004. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 7124575.

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.242.363.6014.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

                            Kerzner International Limited
                   Condensed Consolidated Statements of Operations
                 (In Thousands of U.S. Dollars Except Per Share Data)

                                                                                    For the Three Months
                                                                                      Ended March 31,
                                                                              --------------------------------
                                                                                   2004           2003 (1)
                                                                              ---------------  ---------------
                                                                                         (Unaudited)
 Revenues:
       Casino and resort revenues                                                  $ 169,266        $ 144,602
       Less: promotional allowances                                                   (7,411)          (6,814)
                                                                              ---------------  ---------------
           Net casino and resort revenues                                            161,855          137,788
       Tour operations                                                                12,758           11,058
       Management and other fees                                                       4,727            3,089
       Insurance recovery                                                                  -            2,819
       Other                                                                           1,085            1,140
                                                                              ---------------  ---------------
                                                                                     180,425          155,894
                                                                              ---------------  ---------------
 Expenses:
       Casino and resort expenses                                                     79,061           69,434
       Tour operations                                                                10,941            9,604
       Selling, general and administrative                                            30,954           24,774
       Corporate expenses                                                              8,757            6,596
       Depreciation and amortization                                                  14,956           13,628
       Grand reopening expenses                                                        2,862                -
       Gain on replacement of damaged assets                                               -           (2,514)
                                                                              ---------------  ---------------
                                                                                     147,531          121,522
      Relinquishment fees - equity earnings in TCA (1)                                 8,722            8,281
                                                                              ---------------  ---------------

 Income from operations                                                               41,616           42,653

 Other income (expense):
       Interest income                                                                   611              936
       Interest expense, net of capitalization                                        (8,164)          (7,509)
       Equity in earnings of associated companies, net                                 4,700            1,832
       Other, net                                                                         89              (21)
                                                                              ---------------  ---------------
 Other expense, net                                                                   (2,764)          (4,762)

 Income from continuing operations before income taxes and minority interest          38,852           37,891
 Provision for income taxes                                                             (186)            (466)
 Minority interest                                                                     2,152             (375)
                                                                              ---------------  ---------------

 Income from continuing operations                                                    40,818           37,050
 Income from discontinued operations, net of income tax effect                             -            2,239
                                                                              ---------------  ---------------

 Net income                                                                         $ 40,818         $ 39,289
                                                                              ===============  ===============

 Diluted net income per share:
       Income from continuing operations                                              $ 1.28           $ 1.29
       Income from discontinued operations, net of income tax effect                       -             0.08
                                                                              ---------------  ---------------
                                                                                      $ 1.28           $ 1.37
                                                                              ===============  ===============

 Weighted average number of shares outstanding - diluted                              32,001           28,657

 (1)   Relinquishment fees - equity earnings in TCA have been restated by $0.2 million for the quarter ended March 31,
       2003, in connection with the restatement of Trading Cove Associates' financial statements, as described in our recently filed Form 20-F.

                                     Kerzner International Limited
                        Reconciliation of Adjusted Net Income to GAAP Net Income
                          (In Thousands of U.S. Dollars Except Per Share Data)
                                              (Unaudited)

                                                                   For the Three Months
                                                                      Ended March 31,
                                                      ------------------------------------------------
                                                               2004                     2003
                                                      ------------------------  ----------------------
                                                           $           EPS          $          EPS
                                                      ------------- ----------  -----------  ---------
    Adjusted net income (1)                           $     40,473       1.26   $   32,171    $  1.12                                                                      $
    Insurance recovery (2)                                       -          -        2,819       0.10
    Gain on replacement of damaged assets (2)                    -          -        2,514       0.09
    Income from discontinued operations, net of
       income tax effect (3)                                     -          -        2,239       0.08
    Share of income (loss) from remediation costs
       at Harborside(4)                                      1,776       0.06         (454)     (0.02)
    Share of grand reopening expenses from the
        One&Only Palmilla (5)                               (1,431)     (0.04)           -          -
                                                      ------------- ----------  -----------  ---------
    Net income (6)                                    $     40,818       1.28   $   39,289    $  1.37                                                                      $
                                                      ============= ==========  ===========  =========

(1)  Adjusted net income is defined as net income before  insurance  recovery,  gain on  replacement of damaged assets, income from discontinued  operations,  net of income tax effect, share of income
     (loss) from  remediation  costs at Harborside and share of the One&Only  Palmilla  grand  reopening expenses.  Adjusted net income is presented to assist  investors in analyzing  the  performance  of the Company.  Management  considers  adjusted net income to be a useful basis for (i) the valuation of companies;  (ii) assessing current results;  (iii) basing  expectations of future results.  This information  should not be considered as an  alternative to net income from  continuing  operations computed in accordance with generally  accepted  accounting  principles in the United States ("U.S.
     GAAP"),  nor should it be considered as an indicator of the overall  financial  performance  of the
     Company.  Adjusted net income,  though  generally used  throughout our industry,  is limited by the fact that companies may not  necessarily  compute it in the same manner thereby making this measure less useful than net income from continuing operations calculated in accordance with U.S. GAAP.

(2)  Insurance  recovery  represents a business  interruption  settlement  related to the  Hurricane
     Michelle claim.  Gain on replacement of damaged assets  represents  insurance  proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3)  The Company  discontinued the operations of its online gaming subsidiary,  Kerzner Interactive, in the first quarter of 2003.

(4)  The Company  recorded  income (loss) for its share of  remediation  costs related to Harborside at Atlantis  ("Harborside"),  the Company's  50%-owned  time share  property at Atlantis,  Paradise
     Island,  arising  primarily from damage  incurred from Hurricane  Michelle in November 2001. In the first  quarter of 2004,  the  Company  recorded  its share of an  insurance  recovery  realized  by
     Harborside related to a partial  settlement of the Harborside  remediation claim, which is recorded net of remediation costs incurred.

(5)  In  April  2003,  the  One&Only  Palmilla  was  temporarily  closed  in order  to  commence  an approximate  $102.0 million  expansion  project.  The One&Only  Palmilla hosted its grand reopening in February 2004.  The Company recorded its share of grand reopening expenses.

(6)  Net income  has been  restated  by $0.2  million  for the  quarter  ended  March 31,  2003,  in connection with the restatement of Trading Cove Associates' financial  statements,  as described in our recently filed Form 20-F.

                                     Kerzner International Limited
                              Reconciliation of EBITDA to GAAP Net Income
                                     (In Thousands of U.S. Dollars)
                                              (Unaudited)

                                                      For the Three Months
                                                   ---------------------------
                                                        Ended March 31,
                                                   ---------------------------
                                                       2004           2003
                                                   -------------   -----------
   EBITDA (1)                                      $     62,358    $   53,234
   Insurance recovery                                         -         2,819
   Depreciation and amortization                        (14,956)      (13,628)
   Grand reopening expenses                              (2,862)            -
   Gain on replacement of damaged assets                      -         2,514
   Other expense, net                                    (2,764)       (4,762)
   Equity in earnings of associated companies, net       (4,700)       (1,832)
   Share of income (loss) from remediation costs
       at Harborside                                      1,776          (454)
   Provision for income taxes                              (186)         (466)
   Minority interest                                      2,152          (375)
   Income from discontinued operations, net of
      income tax effect                                       -         2,239
                                                   -------------   -----------
   Net income                                      $     40,818    $   39,289
                                                   =============   ===========

(1)      EBITDA is defined as net income  before  insurance  recovery,  depreciation  and  amortization,
         grand  reopening  expenses,   gain  on  replacement  of  damaged  assets,  other  expense,  net
         (excluding equity in earnings of associated  companies,  net before share of income (loss) from remediation  costs at  Harborside),  provision for income taxes,  minority  interest and income from  discontinued  operations,  net of income tax effect.  Although EBITDA is not a measure of performance  under U.S.  GAAP,  the  information is presented  because  management  believes it provides  useful  information  to investors.  This  information  should not be considered as an alternative  to any measure of  performance  as  promulgated  under U.S. GAAP, nor should it be considered  as  an  indicator  of  the  overall  financial  performance  of  the  Company.  The
         Company's  method of  calculating  EBITDA may be different from the  calculation  used by other companies and, therefore, comparability may be limited.

                                     Kerzner International Limited
                                     Summary Segment Data - EBITDA
                                     (In Thousands of U.S. Dollars)
                                              (Unaudited)

                                              For the Three Months
                                                Ended March 31,
                                           ---------------------------
                                               2004           2003
                                           ------------   ------------
Destination Resorts:
    Atlantis, Paradise Island              $    51,293    $    43,400
    Harborside fees                                619            402
    Other (1)                                    1,468            698
                                           ------------   ------------
                                                53,380         44,500
                                           ------------   ------------

Gaming:
    Connecticut                                  8,722          8,281
    United Kingdom                                (327)             -
    Other (1)                                     (147)          (225)
                                           ------------   ------------
                                                 8,248          8,056
                                           ------------   ------------

One&Only:
    One&Only Ocean Club                          4,152          3,850
    One&Only Palmilla                              928              -
    Other resorts (2)                            4,108          2,820
    Direct expenses (2)                         (2,253)        (1,952)
    Other  (1)                                   1,605          1,813
                                           ------------   ------------
                                                 8,540          6,531
                                           ------------   ------------

Corporate and other (3)                         (7,810)        (5,853)
                                           ------------   ------------
                                           $    62,358    $    53,234
                                           ============   ============

See definition and  management's  disclosure  regarding EBITDA at  Reconciliation  of EBITDA to GAAP Net
Income.

(1)      Other  represents  the  Company's  share of net income  (loss) from  unconsolidated  affiliates
         (excluding  share of income (loss) from  remediation  costs at Harborside)  for its investments in  Harborside,  Sun Resorts  Limited,  the One&Only  Kanuhura  and Trading Cove New York.  The
         quarter  ended  March 31,  2003  includes  the  Company's  share of net income  (loss) from the
         One&Only Palmilla.

(2)      Consists  of  management,  development  and  other  fees and  direct  expenses  related  to the
         Company's  One&Only  Resort segment for its  operations  located in Mauritius,  Dubai,  and the
         Maldives.  The quarter ended March 31, 2003 includes  management  and other fees related to the
         One&Only Palmilla.

(3)      Corporate and other  represents  corporate  expenses not directly  attributable  to Destination
         Resorts, One&Only or Gaming.

                                     Kerzner International Limited
                                   Summary Segment Data - Net Revenue
                                     (In Thousands of U.S. Dollars)
                                              (Unaudited)

                                              For the Three Months
                                                Ended March 31,
                                           ---------------------------
                                               2004           2003
                                           ------------   ------------
Destination Resorts:
 Atlantis, Paradise Island (1)
     Rooms                                 $    52,550    $    49,489
     Casino                                     41,792         35,932
     Food and beverage                          35,357         32,291
     Other resort                               18,973         16,552
                                           ------------   ------------
                                               148,672        134,264
 Promotional allowances                         (7,411)        (6,814)
                                           ------------   ------------
                                               141,261        127,450
 Tour operations                                 6,965          7,986
 Insurance recovery                                  -          2,819
 Harborside fees                                   619            402
                                           ------------   ------------
 Net revenue                                   148,845        138,657
                                           ------------   ------------

One&Only:
  One&Only Ocean Club                           11,092         10,338
  One&Only Palmilla                              9,502              -
  Other resorts (2)                              4,108          2,687
  Tour operations                                5,793          3,072
                                           ------------   ------------
                                                30,495         16,097
                                           ------------   ------------

Other (3)                                        1,085          1,140
                                           ------------   ------------

Net revenue                                $   180,425    $   155,894
                                           ============   ============

(1)      Includes  revenue from Atlantis,  Paradise  Island,  the Ocean Club Golf Course,  the Company's
         wholly owned tour  operator,  PIV, Inc. and marketing fee income from our 50% owned  timeshare,
         Harborside.

(2)      Includes  management  and  development  fees  from the  Company's  One&Only  resort  businesses located in  Mauritius,  Dubai and the  Maldives.  For the quarter  ended March 31, 2003,  other resorts also included management and other fees related the One&Only Palmilla.

(3)      Includes  revenue  not  directly  attributable  to  Destination  Resorts,  One&Only  or Gaming.
         Relinquishment  fees - equity  earnings  in TCA  related to our  Gaming  segment  are  included within  income  from  operations  in the  accompanying  condensed  consolidated  statements  of operations.

                                     Kerzner International Limited
                        Paradise Island Summary Segment Data Reconciliation (1)
                                     (In Thousands of U.S. Dollars)
                                              (Unaudited)

                                              For the Three Months
                                                Ended March 31,
                                           ---------------------------
                                               2004           2003
                                           ------------   ------------
EBITDA:
 Atlantis, Paradise Island                 $    51,293    $    43,400
 One&Only Ocean Club                             4,152          3,850
                                           ------------   ------------
                                           $    55,445    $    47,250
                                           ============   ============

Revenue:
 Atlantis, Paradise Island                 $   148,672    $   134,264
 One&Only Ocean Club                            11,092         10,338
                                           ------------   ------------
                                               159,764        144,602
 Promotional allowances                         (7,411)        (6,814)
                                           ------------   ------------
    Net revenue                            $   152,353    $   137,788
                                           ============   ============

(1)      This schedule is presented to assist  investors by presenting the summary  segment data for the
         Paradise Island operations on a comparable basis with the methodology used in 2003.

                                     Kerzner International Limited
                                    Hotel Operating Performance Data
                                              (Unaudited)

                                    For the Three Months
                                       Ended March 31,
                                 ----------------------------
                                      2004         2003
                                 ----------------------------
 Atlantis, Paradise Island:
 Occupancy                                  84%          83%
 ADR (1)                                  $ 298        $ 289
 RevPAR (2)                               $ 251        $ 239

One&Only Ocean Club:
 Occupancy                                  82%          78%
 ADR (1)                                  $ 906        $ 881
 RevPAR (2)                               $ 739        $ 683

One&Only Palmilla: (3)
 Occupancy                                  55%          66%
 ADR (1)                                  $ 564        $ 441
 RevPAR (2)                               $ 308        $ 292

Management  believes that results of operations in the destination  resort and luxury hotel industry are best  explained by three key  performance  measures;  occupancy,  average daily rate ("ADR") and revenue per available room ("RevPAR")  levels.  These measures are influenced by a variety of factors  including national,  regional  and  local  economic  conditions,  changes  in  travel  patters  and the  degree of competition  with other  destination  resorts,  luxury hotels and product offering within the travel and leisure industry.  The demand for  accommodations at Atlantis,  Paradise Island, the One&Only Ocean Club
and the One&Only  Palmilla may also be affected by normal recurring  seasonal patterns whereby Atlantis,
Paradise,  the One&Only Ocean Club and the One&Only  Palmilla  experience  lower occupancy levels in the fall and  winter  (September,  following  Labor Day,  through  mid  December)  which may result in lower revenue, net income and cash flow from operations during this period.

     (1) ADR represents room revenue divided by the total number of occupied room nights.

     (2) RevPAR represents room revenue divided by total room nights available.

     (3) For the quarter  ended March 31,  2004,  the Company has assumed 172 rooms were  available  for the entire  quarter.  However,  the Company  did not  officially  re-open the resort  until the second  week of  February  and had only an average of 104 rooms in service  during the month of
         January, as it accepted a limited number of guests during this period.